UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Emulex Corporation

(Name of Subject Company)

Emerald Merger Sub, Inc.

(Offeror)

a wholly owned subsidiary of

Avago Technologies Wireless (U.S.A.) Manufacturing Inc.

(Offeror)

an indirect wholly owned subsidiary of

Avago Technologies Limited

(Offeror)

(Name of Filing Persons and Offerors)

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

292475209

(Cusip Number of Class of Securities)

Patricia H. McCall

c/o Avago Technologies U.S. Inc.

1320 Ridder Park Drive

San Jose, CA 95131

(408) 435-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Christopher L. Kaufman

Anthony J. Richmond

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issue tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXHIBIT INDEX

Exhibit 99.1	Email from Hock Tan to employees of Emulex Corporation, dated February 25, 2015

Exhibit 99.2	Transcript of portions of the conference call held by Avago Technologies Limited on February 25, 2015 and relating to the proposed acquisition of Emulex Corporation

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